

Energy Fuels Discovers More High-Grade Uranium & Copper Mineralization at Its Canyon Mine; Major Capital Development Expenditures Completed

Lakewood, Colorado – May 11, 2017

Energy Fuels Inc. (NYSE MKT: UUUU; TSX: EFR) ("Energy Fuels" or the "Company"), a leading producer of uranium in the United States, is pleased to provide the following update on the uranium and copper resource evaluation at the Company's Canyon Mine, which is a high-grade, low-cost mine being developed by the Company in northern Arizona. The Company is also pleased to announce that it has substantially completed the production shaft, the core drilling program to delineate the deposit, and additional capital development at the mine, including approximately 300 feet of lateral development on the 1,400 foot level. At this time, major capital development activities and associated expenditures have been significantly reduced.

The Company's resource evaluation program is continuing to identify areas of high-grade uranium mineralization at the Canyon Mine, which the Company expects will result in a larger recoverable uranium resource than what is currently described in the existing technical report for the Canyon Mine, prepared in accordance with National Instrument NI 43-101, *Standards for Disclosure for Mineral Projects* ("NI 43-101"). The Company is also continuing to evaluate additional zones of high-grade copper mineralization that reside both inside and outside the areas of potentially recoverable uranium mineralization. The additional uranium the Company is identifying has the potential to significantly lower the production costs of this nearly developed mine to a level that is in-line with the lowest-cost, 'tier one' conventional uranium mines operating in the world today. If the copper can be economically recovered as a byproduct of uranium recovery, production costs will drop even further.

Chemical assay analysis of the core samples generated from the underground drilling program is ongoing at the Company's laboratory at the White Mesa Mill. To date, approximately 95% of the core samples have been sampled and analyzed. This news release provides additional data for core that has been sampled and analyzed since the Company released its FY-2016 financial results on March 10, 2017.

The Company intends to utilize the data developed from the underground drilling program to prepare a new NI 43-101 mineral resource estimate for the Canyon Mine, which the Company expects to release in the 3rd Quarter of 2017. The Company expects to describe an expanded uranium resource estimate and, as more fully described below, a new copper resource estimate. In addition to expanding the size of the uranium resources, the Company also expects to upgrade a significant portion of the existing mineral resources from the inferred category to the measured and indicated categories.

The Company is also making progress toward determining whether copper can be economically recovered at the Company's White Mesa Mill. Through bench-scale testing, the Company has been able to place a significant percentage of the copper into solution. The Company is now determining whether the copper can be removed from solution and converted into a marketable copper product. If positive testing results continue, the Company also expects to include a copper resource estimate in the new NI 43-101 technical report in the 3rd Quarter of 2017.

The table below summarizes the 10 best previously unreported uranium intercepts ranked by uranium grade times intercept length. The associated copper results are also shown.

Hole ID	From	To	Intercept Length (ft.)	Uranium Avg. Grade (%U$_3$O$_8$)	Uranium GT (Grade x Thickness)	Copper Average Grade (%Cu)	Azimuth (deg.)	Dip (deg.)	Depth (ft. below surface)
26	86.0	134.0	48.0	**2.88%**	138.1	**2.31%**	180	-32	1,340
43	16.0	136.0	120.0	**0.81%**	97.1	**11.95%**	260	-41	1,306
40	12.0	112.0	100.0	**0.91%**	90.8	**9.44%**	240	-21	1,292
64	64.0	142.0	78.0	**1.11%**	86.8	**9.47%**	300	+47	1,400
67	142.0	190.0	48.0	**1.78%**	85.3	**11.22%**	285	+19	1,400
32	120.0	192.0	72.0	**0.99%**	71.3	**10.08%**	220	-41	1,386
69	144.0	208.0	64.0	**1.08%**	69.4	**14.51%**	285	+40	1,400
38	8.0	154.0	146.0	**0.47%**	69.2	**6.22%**	241	-40	1,311
37	165.5	196.0	30.5	**1.54%**	47.1	**10.35%**	240	-50	1,411
33	100.0	128.0	28.0	**1.66%**	46.4	**14.85%**	222	-31	1,344

The information presented represents the assay results from 205 samples that were taken from split NQ size core ranging from 2 to 4-feet in length. The intercepts were constructed using a nominal cutoff grade of 0.30% U$_3$O$_8$ or 4.00% Cu. In general, the breccia pipe mineralized zone where the samples were collected is orientated vertically, varies in diameter from 140 to 190 feet, begins approximately 1,200-feet below the surface, and is open at depth. Assay analysis was performed at Energy Fuels' White Mesa Mill Laboratory ("WMM") near Blanding, Utah. U$_3$O$_8$ is analyzed using spectrophotometry, and copper is analyzed using ICP-OES. A QA/QC program has been implemented for the Canyon core drilling campaign. The QA/QC program includes: fine duplicates (2 per 100 samples are split and both samples are analyzed by the WMM lab and compared); coarse duplicates (2 per 100 samples are split and both samples are analyzed by the WMM lab and compared); standards and blanks (8 per 100 samples are certified standards or blanks and the WMM lab results are compared to the certified values, and 3 different sample standards and 2 different sample blanks are used in the program); and 3rd party laboratory analysis (a split of 4 per 100 samples are sent to Inter-Mountain Labs, Inc. (IML) in Sheridan, Wyoming for independent uranium and copper testing; the IML results are then compared to the WMM lab results; to date 99 IML results have been received and confirmed to be consistent with WMM lab results, and 30 are in process).

The Company is currently finishing sampling and analysis of the remaining core, preparing a new resource estimate, and completing final mine planning. The timing of the Company's plans to mine and process mineralized materials from the Canyon Mine will be based on continued positive results of this additional evaluation work, along with market conditions.

Stephen P. Antony, President and CEO of Energy Fuels stated: "We are pleased to announce more excellent uranium results at our Canyon Mine, that average 1.09% U$_3$O$_8$ and 9.61% Cu over 734-feet. We continue to see extraordinary uranium and copper results that, we believe, will increase the size of the recoverable resources, thereby reducing our mining cost. Further, Energy Fuels' cost-efficient Canyon Mine is at an advanced stage. It is fully-permitted, all surface development is in place, we have substantially completed the production shaft, and our White Mesa Mill is ready to produce uranium from the Canyon Mine. As a result, we have significantly reduced capital expenditures, and when mining resumes, only limited additional capital development will be required. The mine is expected to be low cost, as we believe it has forward costs that are in-line with the lowest cost, 'tier one' conventional uranium mines operating globally today. The economics have the potential to improve further, as we make progress toward determining the monetization of copper. We look forward to completing our evaluation and releasing a new resource estimate for the Canyon Mine later this year."

About Energy Fuels: *Energy Fuels is a leading integrated US-based uranium mining company, supplying U_3O_8 to major nuclear utilities. Energy Fuels holds three of America's key uranium production centers, the White Mesa Mill in Utah, the Nichols Ranch Processing Facility in Wyoming, and the Alta Mesa Project in Texas. The White Mesa Mill is the only conventional uranium mill operating in the U.S. today and has a licensed capacity of over 8 million pounds of U_3O_8 per year. The Nichols Ranch Processing Facility is an ISR production center with a licensed capacity of 2 million pounds of U_3O_8 per year. Alta Mesa is an ISR production center currently on care and maintenance. Energy Fuels also has the largest NI 43-101 compliant uranium resource portfolio in the U.S. among producers, and uranium mining projects located in a number of Western U.S. states, including one producing ISR project, mines on standby, and mineral properties in various stages of permitting and development. The Company also produces vanadium as a co-product of its uranium production from certain of its mines on the Colorado Plateau, as market conditions warrant. The Company's common shares are listed on the NYSE MKT under the trading symbol "UUUU", and on the Toronto Stock Exchange under the trading symbol "EFR".*

Stephen P. Antony, P.E., President & CEO of Energy Fuels*, is a Qualified Person as defined by Canadian National Instrument 43-101 and has reviewed and approved the technical disclosure contained in this news release, including sampling, analytical, and test data underlying such disclosure.*

Cautionary Note Regarding Forward-Looking Statements: *Certain information contained in this news release, including any information relating to: the Company being a leading producer of uranium in the U.S.; the drilling results to date and any conclusions which may be drawn therefrom; the potential that the mineralization and/or tonnage may be expanded beyond what is described in the existing NI 43-101 technical report; any expectation that copper recovery may be economically feasible; any expectation that any additional licensing or permitting for copper recovery at the White Mesa Mill will be obtained in a timely manner; any potential improvement that any copper recovery may have on the economics of the mine; the mine being a low-cost uranium mine; the expected future drilling, development and production activities; the factors which the Company believes makes the Canyon deposit unique; the expected timing for issuing a new technical report under NI 43-101; expected development and other expenditures that may be required when mining resumes; and any other statements regarding Energy Fuels' future expectations, beliefs, goals or prospects; constitute forward-looking information within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements in this news release that are not statements of historical fact (including statements containing the words "expects", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions) should be considered forward-looking statements. All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond Energy Fuels' ability to control or predict. A number of important factors could cause actual results or events to differ materially from those indicated or implied by such forward-looking statements, including without limitation factors relating to: the Company being a leading producer of uranium in the U.S.; the drilling results to date and any conclusions which may be drawn therefrom; the potential that the mineralization and/or tonnage may be expanded beyond what is described in the existing NI 43-101 technical report; any expectation that copper recovery may be economically feasible; any expectation that any additional licensing or permitting for copper recovery at the White Mesa Mill will be obtained in a timely manner; any potential improvement that any copper recovery may have on the economics of the mine; the mine being a low-cost uranium mine; the expected future drilling, development and production activities; the factors which the Company believes makes the Canyon deposit unique; the expected timing for issuing a new technical report under NI 43-101; expected development and other expenditures that may be required when mining resumes; and other risk factors as described in Energy Fuels' most recent annual report on Form 10-K and quarterly financial reports. Energy Fuels assumes no obligation to update the information in this communication, except as otherwise required by law. Additional information identifying risks and uncertainties is contained in Energy Fuels' filings with the various securities commissions which are available online at www.sec.gov and www.sedar.com. Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of the management of Energy Fuels relating to the future. Readers are cautioned that such statements may not be appropriate for other purposes. Readers are also cautioned not to place undue reliance on these forward-looking statements, that speak only as of the date hereof.*

Energy Fuels Inc.

Curtis Moore – VP – Marketing & Corporate Development

(303) 974-2140 or Toll free: (888) 864-2125

investorinfo@energyfuels.com

www.energyfuels.com